Exhibit (a)(5)(B)

First Data Completes Acquisition of CardConnect

NEW YORK, JULY 6, 2017 – First Data Corporation (NYSE: FDC), a global leader in commerce-enabling technology and solutions, and CardConnect Corp., a payment processing and technology solutions provider, today announced the successful completion of First Data’s tender offer to purchase the outstanding shares of CardConnect common stock for $15.00 per share in cash. The tender offer expired one minute after 11:59 p.m., Eastern Time, on July 5, 2017.

First Data subsequently completed the acquisition of the remaining CardConnect shares of common stock not acquired in the tender offer through a merger pursuant to Section 251(h) of the General Corporation Law of the State of Delaware. As a result, CardConnect is now a wholly-owned subsidiary of First Data and CardConnect shares will no longer be traded on the NASDAQ.

“We are thrilled with the acquisition of CardConnect and the opportunity to partner with Jeff Shanahan and his team and to integrate and expand the innovative products and skills that they bring to First Data,” said First Data Chairman and CEO, Frank Bisignano. “This acquisition allows us to improve our service offerings for our JVs and other distribution partners, accelerate our integrated solutions strategy, and enter the ERP integration business.”

As of the expiration of the tender offer, 22,987,356 shares were validly tendered and not validly withdrawn in the tender offer, representing approximately 72 percent of CardConnect’s outstanding shares of common stock, according to the depositary for the tender offer. Notices of Guaranteed Delivery were delivered with respect to 499,747 additional shares, representing approximately 2 percent of CardConnect’s outstanding shares of common stock, according to the depositary. First Data has accepted for payment and expects to promptly pay for all validly tendered (and not validly withdrawn) shares.

All CardConnect shares of common stock that were not validly tendered have been converted into the right to receive $15.00 per share in cash, without interest and less any applicable withholding taxes, the same price paid in the tender offer.

CardConnect CEO Jeff Shanahan will continue to lead CardConnect operations and will serve as an Executive Vice President and as a member of First Data’s Management Committee, reporting to Frank Bisignano.

CardConnect and First Data’s merchant acquiring businesses will be consolidated in First Data’s financial statements starting in the third quarter of 2017, but CardConnect will continue to operate under its own brand and will remain headquartered in King of Prussia, PA.

About First Data

First Data (NYSE: FDC) is a global leader in commerce-enabling technology and solutions, serving approximately six million business locations and 4,000 financial institutions in more than 100 countries around the world. The company’s 24,000 owner-associates are dedicated to helping companies, from start-ups to the world’s largest corporations, conduct commerce every day by securing and processing more than 2,800 transactions per second and $2.2 trillion per year.

About CardConnect

CardConnect is an innovative provider of payment processing and technology solutions, helping more than 67,000 organizations – from independent coffee shops to iconic global brands – accept billions of dollars in card transactions each year. Since its inception in 2006, CardConnect has developed advanced payment solutions backed by patented, PCI-certified point-to-point encryption (P2PE) and tokenization. The company’s small-to-midsize business offering, CardPointe, is a comprehensive platform that includes a powerful reporting and transaction management portal which extends to a native mobile app. CoPilot is a centralized business management tool to help distribution partners manage their business. For enterprise-level organizations, CardSecure integrates omni-channel payment acceptance into several ERP systems – such as Oracle, SAP, JD Edwards and Infor M3 – in a way that minimizes PCI compliance requirements and lowers transaction costs.

First Data Contacts

Peter Poillon Investor Relations First Data 212-266-3565 Peter.Poillon@firstdata.com	Liidia Liuksila Public Relations First Data 212-515-0174 Liidia.Liuksila@firstdata.com